EXHIBIT 99.1

Portage Biotech Announces Financial Results and Provides Business Update for Second Quarter of 2022 Fiscal Year

  Initiated PORT-2 Phase 1/2 IMP-MEL trial in patients with Melanoma & NSCLC
  Enrollment ongoing in Phase 1 PRECIOUS-01 study of PORT-3 for the treatment of NY-ESO-1 positive solid tumors

WESTPORT, Conn., Nov. 23, 2021 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced financial results for the quarter ended September 30, 2021 (the “second quarter of Fiscal 2022”).

“During our second quarter we continued to advance our pipeline of novel immuno-oncology therapeutics designed to avoid and overcome cancer treatment resistance,” said Dr. Ian Walters, chief executive officer of Portage Biotech. “Our lead invariant natural killer T cell (iNKT) agonists, PORT-2 and PORT-3, are now in the clinic, with both the PRECIOUS Phase 1 study of PORT-3 and IMP-MEL randomized Phase 1/2 study of PORT-2 having treated initial patients. We believe our iNKTs have the potential to re-sensitize PD-1 tumors and significantly expand the opportunity available within the PD-1 cancer treatment market. We were pleased to see this opportunity highlighted by key opinion leaders in the webinar we hosted earlier this month. With the support of a broad retail and institutional investor base and significant financial resources secured this year, we are well prepared to leverage our unique drug development strategy and product engine to deliver on important clinical milestones over the next 18 months.”

Highlights For the Second Quarter and Recent Weeks

  Hosted Key Opinion Leader Webinar How iNKT Agonists Could Improve Immuno-Oncology Treatment with leading researchers from La Jolla Institute of Immunology and Imperial College London. The replay can be accessed on Portage’s investor website under “News & Events.”
  First patient was dosed in the IMP-MEL randomized Phase 1/2 study of PORT-2, a liposomal formulation of Portage’s IMM60 iNKT agonist.
    In the trial, PORT-2 will be tested both as a monotherapy and in combination with standard of care (Keytruda) in melanoma and NSCLC.
    The PORT-2 study has 6 arms and is expected to enroll up to 100 patients. Preclinical data for PORT-2 demonstrated good tolerability and a strong cancer-specific B- and T-cell response.
    The IMP-MEL study is part of a comprehensive clinical development plan to evaluate Portage’s iNKT agonist therapies, PORT-2 and PORT-3. PORT-3 is currently being evaluated in a Phase 1 clinical trial initiated in April 2021.
    The trials are being conducted in Europe and the UK with delays in enrollment due to the ongoing COVID-19 pandemic. Initial safety results are expected in January 2022.
  Presented at high-profile Fall investor and scientific conferences:
    Promising efficacy and survival data on Intensity Therapeutics’ INT230-6 (PORT-1) was presented at Society for Immunotherapy of Cancer (SITC) and Connective Tissue Oncology Society (CTOS) 2021 conferences. Phase 2 IT-01 trial data shows INT230-6 (PORT-1) to be well tolerated with direct tumor-killing effects as a monotherapy and in combination with approved checkpoint inhibitors.
    Management participated in September 2021 investor conferences including H.C. Wainwright 23rd Annual Global Investor Conference, Oppenheimer Fall Healthcare Life Sciences & MedTech Summit and Cantor Virtual Global Healthcare Conference. Archived replays of the Oppenheimer and Cantor webcasts are available on Portage’s investor website under “News & Events.”

Second Quarter FY 2022 Financial Results

The Company generated a net loss and comprehensive loss of approximately $2.9 million in the second quarter of Fiscal 2022, compared to a net loss of approximately $2.7 million and comprehensive loss of approximately $2.8 million in the three months ended September 30, 2020 (the “second quarter of Fiscal 2021”), an increase in loss of $0.2 million and $0.1 million, respectively, year over year. Operating expenses, which include research and development and general and administrative expenses, were $3.4 million in the second quarter of Fiscal 2022, compared to $1.2 million in the second quarter of Fiscal 2021, an increase of $2.2 million. Operating expenses included $2.1 million of non-cash share-based compensation expense in the second quarter of Fiscal 2022, compared to $0.2 million in the second quarter of Fiscal 2021.

The Company’s other items of income and expense were substantially non-cash in nature and increased net loss before provision for income taxes by approximately $0.1 million in the second quarter of Fiscal 2022, compared to approximately $1.5 million in the second quarter of Fiscal 2021. The primary reasons for the year over year difference in other items of income and expense was the loss on equity issued at a discount with respect to the settlement of the SalvaRx notes of $1.3 million and a $0.2 million loss on the extinguishment of the SalvaRx notes in the second quarter of Fiscal 2021, net of $0.1 million of other year over year changes.

Additionally, the Company reflected a net income tax benefit of approximately $0.5 million in the second quarter of Fiscal 2022, attributable to recoverable research and development tax credits generated in the U.K. and offset by the change in the foreign currency exchange rate on deferred tax liability settleable in British pounds sterling.

Research & development ("R&D") costs were approximately $1.4 million during the second quarter of Fiscal 2022, compared to approximately $0.8 million during the second quarter of Fiscal 2021. The increase of approximately $0.6 million was primarily attributable to non-cash share-based compensation expense associated with grants made under the 2021 Equity Incentive Plan of $1.0 million, partially offset by a decrease of $0.3 million in other R&D costs relating to services and storage. Additionally, the second quarter of Fiscal 2021 was impacted by a general slow down in expenditures resulting from the pandemic.

General and administrative ("G&A") expenses were approximately $2.0 million during the second quarter of Fiscal 2022, an increase of approximately $1.6 million from the second quarter of Fiscal 2021. The increase was due primarily to $1.0 million of non-cash share-based compensation expense associated with the Company’s 2021 Equity Incentive Plan. No share-based compensation expense under the 2021 Equity Incentive Plan was incurred during the second quarter of Fiscal 2021. Additionally, the Company incurred an increase of $0.1 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $0.4 million in the second quarter of Fiscal 2022 from the second quarter of Fiscal 2021, due to market rate increases in the cost of coverage.

As of September 30, 2021, the Company had cash and cash equivalents of approximately $27.3 million and total current liabilities of approximately $1.3 million. For the six months ended September 30, 2021, the Company is reporting a net loss of approximately $6.1 million and cash used in operating activities of approximately $2.9 million.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Gwen Schanker
gschanker@lifescicomms.com

-tables to follow-

PORTAGE BIOTECH INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Note	Three months ended September 30,		Six months ended September 30,
		2021	2020	2021	2020
		In 000’$	In 000’$	In 000’$	In 000’$
Expenses
Research and development		$1,330	$792	$2,876	$1,244
General and administrative expenses		2,000	376	4,047	897
Loss from operations		(3,330)	(1,168)	(6,923)	(2,141)
Change in fair value of warrant liability	13	15	59	384	59
Share of (loss) income in associate accounted for using equity method	7	(58)	(49)	(102)	391
(Loss) on equity issued at a discount	14	–	(1,333)	–	(1,333)
Gain on sale of marketable equity securities	6	–	72	–	72
(Loss) on extinguishment of notes payable	12	–	(223)	–	(223)
Interest (expense)		(7)	(47)	(41)	(169)
Loss before provision for income taxes		(3,380)	(2,689)	(6,682)	(3,344)
Income tax benefit		503	–	582	–
Net (loss)		(2,877)	(2,689)	(6,100)	(3,344)
Other comprehensive income (loss)
Unrealized (loss) on investment	6, 9	–	(78)	–	–
Total comprehensive (loss) for period		$(2,877)	$(2,767)	$(6,100)	$(3,344)
Net (loss) income attributable to:
Owners of the Company		$(2,975)	$(2,455)	$(6,041)	$(3,151)
Non-controlling interest	21	98	(234)	(59)	(193)
		$(2,877)	$(2,689)	$(6,100)	$(3,344)
Comprehensive (loss) income attributable to:
Owners of the Company	21	$(2,975)	$(2,533)	$(6,041)	$(3,151)
Non-controlling interest		98	(234)	(59)	(193)
		$(2,877)	$(2,767)	$(6,100)	$(3,344)
(Loss) per share (Actual)	16
Basic and diluted		$(0.22)	$(0.21)	$(0.47)	$(0.28)
Weighted average shares outstanding	16
Basic and diluted		13,332	11,686	12,776	11,411

PORTAGE BIOTECH INC.
Consolidated Statements of Financial Position
(U.S. Dollars in thousands)

As of,	Notes	September 30, 2021	March 31, 2021
			(Audited)
Assets
Current assets
Cash and cash equivalents		$27,261	$2,770
Prepaid expenses and other receivables	5	1,384	2,176
		28,645	4,946
Long-term assets
Long-term portion of other receivables	5	–	22
Investment in associate	7	1,633	1,735
Investments in private companies	9	7,409	7,409
Goodwill	10	43,324	43,324
In-process research and development	11	117,388	117,388
Other assets		38	36
Total assets		$198,437	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$809	$1,938
Warrant liability	13	535	1,120
Unsecured notes payable	12	–	150
		1,344	3,208
Non-current liabilities
Deferred tax liability	11	23,514	24,050
		23,514	24,050
Total liabilities		24,858	27,258
Shareholders’ Equity
Capital stock	14	158,216	130,649
Stock option reserve	15	12,142	7,977
Accumulated other comprehensive income		958	958
Accumulated deficit		(44,176)	(38,135)
Total equity attributable to owners of the Company		127,140	101,449
Non-controlling interest	21	46,439	46,153
Total equity		$173,579	$147,602
Total liabilities and equity		$198,437	$174,860
Commitments and Contingent Liabilities (Note 17)